UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

Petrobras on the monetary update of values regarding 2023 dividends

Rio de Janeiro, June 13, 2024 - Petróleo Brasileiro S.A - Petrobras, following up on the Material Facts published on 03/07/2024, 04/25/2024 and 05/02/2024, informs that will pay on 06/20/2024 the second installment of dividends relating to the balance sheet of December 31, 2023.

Dividends calculated in accordance with the Shareholder Remuneration Policy formula will be paid based on the shareholder position of 04/25/2024 and extraordinary dividends will be paid based on the shareholder position of 05/02/2024.

The amount of dividends to be paid will be adjusted by Selic interest rate from 12/31/2023 to 06/20/2024, according to the interest rate adjustment calculation, as listed below:

2ª Installment - Dividends Announced on 04/25/2024 - Application of the Shareholder Remuneration Policy		
Common (ON) and Preferred (PN) Shares		
Amount in Reais per common and preferred share	R$	0,55015787
Selic rate adjustment	R$	0,02733727
Total amount	**R$**	**0,57749514**

2ª Installment - Dividends Announced on 04/25/2024 - Extraordinary Dividends		
Common (ON) and Preferred (PN) Shares		
Amount in Reais per common and preferred share	R$	0,84962838
Selic rate adjustment	R$	0,04221792
Total amount	**R$**	**0,89184630**

It is worthing stand out that income tax will be levied on the amount corresponding to the monetary restatement, in accordance with current legislation.

CREDIT INSTRUCTIONS

The payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares. All shareholders who have their registration duly updated, will have their rights automatically credited to their bank accounts on the date of payment. More information can be obtained through any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

PÚBLICA

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made from 06/27/2024 by JP Morgan Chase, depositary bank of ADRs. Dividends calculated in accordance with the Shareholder Remuneration Policy formula will be paid based on the record date of April 29, 2024 and extraordinary dividends will be paid based on the record date of May 6, 2024. Information and clarifications may be obtained at www.adr.com.

www.petrobras.com.br/ri

For more information:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS I Investors Relations e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br
Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.
Tel.: 55 (21) 3224-1510/9947 I 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

PÚBLICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer